

08000617

RECEIVED

2008 FEB -8 A 1: 33

OFFICE   'I   '
    CORPORATE FI...   '

February 4, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

◆   **Stock Exchange of Thailand Filing, AIS-CP 013/2008**

    Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008.

    Date: February 4, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

PROCESSED

FEB 1 3 2008

THOMSON
FINANCIAI

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-600

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-600



AIS-CP 013/2008

February 4, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008.

To: The President
     The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	38.322	82.111	96.628	85.523
Exercise Ratio (warrant : common share)	1 : 1.13197	1 : 1.11788	1:1.10385	1:1.06949
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008 as follows:

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	19,600	197,600	-	8,400
No. of remaining unexercised warrants (units)	402,800	6,161,800	9,676,700	9,869,800
No. of shares derived from this exercise (shares)	22,186	220,890	-	8,982
No. of remaining shares reserved for warrants (shares)	497,562	6,922,436	10,455,826	9,996,532

